Exhibit 99.1

Castor Maritime Inc. Announces the En Bloc Acquisition of Two Aframax LR2 Tankers with Time Charters Attached
Limassol, Cyprus, February 11, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announces that it has entered, through two separate wholly-owned subsidiaries, into agreements to purchase two 2005 Korean-built Aframax LR2 tankers from an unaffiliated third-party seller for an aggregate purchase price of $27.2 million.
Both vessels have attached time charter contracts with a reputable charterer (the “Charterer”) with an estimated remaining term of about one year, each of which shall provide the Company with a minimum gross daily hire of $15,000 and have a 50% profit sharing arrangement over such level based on a predetermined formula. The Charterer has the option to extend the duration of each contract for an additional one-year term. In addition, the vessels have very recently completed their scheduled special surveys and dry-dockings and are equipped with ballast water treatment systems.
The acquisition is expected to be consummated by taking delivery of the vessels within the first quarter of this year and is subject to the satisfaction of certain customary closing conditions.
Petros Panagiotidis, Chief Executive Officer of Castor, commented:
 “As we have communicated previously, we are a Company that aims to take advantage of attractive opportunities presented to us, as the shipping cycles evolve. Therefore, we are very excited to be entering the tanker market, at what we believe is an opportune time for this sector. While the tanker market may face continued headwinds in the short to medium term, the attached time charter contracts provide us with cash flow security while the profit sharing arrangement allows us to benefit further should a rate recovery materialize within their duration. In addition, we believe that the diversification of our fleet across the dry bulk and tanker sector provides us with a natural hedge against the cyclicality of the shipping industry. With significant capital on hand, we are actively continuing to look for further opportunities to diversify and grow our fleet with the addition of high quality tonnage.”
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.
On a fully delivered basis, Castor will have a fleet of 11 vessels, with an aggregate capacity of 1.0 million dwt, consisting of 2 Aframax tankers and 1 Capesize, 2 Kamsarmax and 6 Panamax dry bulk vessels. Where we refer to information on a “fully delivered basis,” we are referring to such information after giving effect to the successful consummation of our recent vessel acquisitions.
For more information please visit the company’s website at www.castormaritime.com

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com
Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com